EXHIBIT 21.1

Subsidiaries of Registrant as of December 31, 2024

Name:	Jurisdiction
Bear River Zeolite Company	Idaho
Antimonio de Mexico, S.A. de C.V.	Mexico
US Antimony de Mexico, S.A. de C.V.	Mexico
Stibnite Holding Company US Inc.	Montana
Antimony Mining and Milling US LLC	Montana
AGAU Mines, Inc.	Montana
Lanxess Laurel de Mexico, S.A. de C.V.	Mexico
Great Land Minerals, LLC	Alaska
Denali Minerals, LLC	Alaska
Alaska Antimony LLC	Alaska
UAMY Cobalt Corporation	Ontario, Canada